ANNUAL GENERAL AND SPECIAL MEETING

Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The Annual General AND SPECIAL Meeting of the shareholders of PACIFIC NORTH WEST CAPITAL CORP. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, SEPTEMBER 7, 2011 at 9:00 a.m.

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia, V6M 2A3, Canada
Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of Pacific North West Capital Corp. (the “Company”) will be held at the executive offices of the Company, located at 2303 West 41st Avenue, Vancouver, British Columbia on Wednesday, September 7, 2011, at 9:00 a.m. (Vancouver time) and any adjournments thereof (the “Meeting”), for the following purposes:

1.	To receive the financial statements of the Company for the fiscal year ended April 30, 2011, together with the auditor’s report thereon.

2.	To re-appoint James Stafford, Inc., Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditors for the ensuing year and to authorize the directors to fix their remuneration.

3.	To set the number of Directors at five (5).

4.	To elect Directors for the ensuing year.

5.	To re-approve, by disinterested shareholders, the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”) which shall be limited to 10% of the issued common shares of the Company.

6.	To approve, by disinterested shareholders, investments by the Company in other companies, which companies may or may not be affiliated with the Company.

7.	To approve, by disinterested shareholders, the sale of the Company’s 60% optioned interest in the Destiny Gold Project.

8.	To transact any other business which may properly come before the Meeting.

The details of the business to be transacted at the Meeting are described in further detail in the information circular accompanying this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a company, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 9th day of August 2011.

BY ORDER OF THE BOARD

            “Harry Barr”
President & Chief Executive Officer

PACIFIC NORTH WEST CAPITAL CORP.
2303 West 41st Avenue
Vancouver, British Columbia
V6M 2A3

MANAGEMENT INFORMATION CIRCULAR
as at July 22, 2011 (except as indicated)

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of PACIFIC NORTH WEST CAPITAL CORP. (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, September 7, 2011, at the Company’s executive office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 9:00 a.m. (Vancouver time), and any adjournments thereof, for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

DISTRIBUTION OF MEETING MATERIALS

This Information Circular and related Meeting materials are being sent to both registered and non-registered holders of common shares of the Company.

If you are a non-registered holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the appropriate voting instruction form.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds common shares through more than one intermediary (an “Intermediary”), or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings.  Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the common shares from the various shareholdings are represented and voted at the Meeting.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders to represent registered shareholders at the Meeting are Harry Barr, the President, CEO and a director of the Company, and Linda Holmes, the Corporate Secretary and a director of the Company.

A shareholder wishing to appoint some other person or company (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s or company’s name in the blank space provided in the Form of Proxy or by completing another Form of Proxy.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s common shares are to be voted.  In any case, the Form of Proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

Similar procedures should be followed by a non-registered shareholder with respect to the completion of a Voting Instruction Form (“VIF”) provided by the Intermediary, although you should read the instructions on your VIF and, if necessary, confirm the instructions with your Intermediary.  If you are a non-registered shareholder and wish to attend the Meeting to vote in person, you must instruct the Intermediary to appoint you as a proxyholder.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated Form of Proxy is delivered to the office of the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc. (“Computershare”) by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

Shareholders may revoke their proxies or voting instructions as follows: proxies of registered shareholders submitted by mail, telephone or through the Internet using a Form of Proxy may be revoked by submitting a new proxy to Computershare by mail or by hand at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or one business day before any adjournment of the Meeting.  Alternatively, a registered shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing addressed to the attention of the Corporate Secretary and executed by the shareholder or by the shareholder’s attorney authorized in writing.  Such an instrument must be deposited at the registered office of the Company, located at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.  On the day of the Meeting or any adjournment thereof, a registered shareholder may revoke a proxy by depositing such an instrument in writing with the Chairman of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.  In addition, a proxy may be revoked by any other manner permitted by law.

Non-registered shareholders should contact the Intermediary through which they hold common shares in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.

VOTING OF PROXIES

The persons named in the enclosed Form of Proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her common shares by completing the blanks in the Form of Proxy.

Common shares represented by properly executed proxy forms in favour of the persons designated on the enclosed Form of Proxy will be voted or withheld from voting on any poll in accordance with instructions made on the Form of Proxy, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s common shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their common shares in their own name.

Shareholders who hold common shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If the Company’s common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their common shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the Form of Proxy or VIF provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically supplies a VIF, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a VIF from Broadridge cannot use that form to vote shares directly at the Meeting.  Instead, the VIF must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

RECORD DATE

The Company has set the close of business on July 22, 2011, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her common shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular and except for the fact that Harry Barr, President and a director of the Company, John Londry, a director of the Company, Linda Holmes, the Corporate Secretary and a director of the Company, and John Oness, Vice-President, Corporate Business Development of the Company also hold the same positions in Next Gen Metals Inc. and; therefore, have an interest in the sale of the Destiny Gold Project;  and the fact that certain directors and officers of the Company may have been granted stock options, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer of the Company, any nominee for election as a director of the Company or any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value of which 94,068,262 common shares are issued and outstanding as of the Record Date.

The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare and insider reports filed with the System for Electronic Disclosure by Insiders (“SEDI”), as at July 22, 2011, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company:

Shareholder Name	Number Of Shares Held	Percentage Of Issued Shares
CDS & Co.(1)	61,979,016(2)	65.89%

(1)   CDS is a clearing agency.
(2)   The information as to the common shares of the Company beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1.     Financial Statements

The Company’s board of directors (“Board”) has approved the audited financial statements for the fiscal year ended April 30, 2011, together with the auditor’s report thereon.  Copies of these financial statements have been sent to those shareholders who had requested receipt of same.  Copies of these materials are also available on the Company’s website at www.pfncapital.com and under the Company’s profile at SEDAR at www.sedar.com.

2.     Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of James Stafford, Inc., Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditors, to hold office until the next annual general meeting of the shareholders, and to authorize the directors to fix their remuneration.

3.     Set Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at five (5).

4.     Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board.  Each director elected will hold office until the close of the next annual general meeting of the Company, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.

Name, Municipality of Residence and Position Held	Principal Occupation	Director of the Company Since	Common Shares Beneficially Owned or Controlled(1)
Harry Barr(3)(4) Vancouver, BC Canada President, CEO, & Director	President, CEO, Chairman and Director of Fire River Gold Corp.); Chairman, Acting CEO and Director of El Nino Ventures Inc.; and President, CEO, Chairman and Director of Next Gen Metals Inc.	1996	4,326,913(5)
Linda Holmes(2)(3)(4) Summerland, BC Canada Director & Corporate Secretary	Canadian/US securities compliance consultant. Director of Fire River Gold Corp.; Director and Corporate Secretary of Next Gen Metals Inc.	September 2007	28,334
Dennis Hop(3) Calgary, AB Canada Director	President of Hop Asset Management Ltd.	October 2007	640,000

Name, Municipality of Residence and Position Held	Principal Occupation	Director of the Company Since	Common Shares Beneficially Owned or Controlled (1)
John Londry (2)(4) Stittsville, ON Canada Director	Self-employed Geologist and Mining Consultant.	February 2009	15,714
JordanPoint (2)(3)(4) Vancouver, BC Canada Director	Project Manager for the Pacific Gateway Initiative	September 2007	10,000

(1)     This information has been furnished by the respective directors.
(2)     Denotes member of Audit Committee.
(3)     Denotes member of Compensation Committee.
(4)     Denotes member of Corporate Governance Committee.
(5)     Of this total, 1,336,313 common shares are held directly by Mr. Barr; 2,175,500 are held by 293020 BC Ltd.; 97,000 are held by 607767 BC Ltd.; and 718,100 are held by CGR. CGR, 293020 B.C. Ltd. and 607767 B.C. Ltd. are private companies wholly-owned by Mr. Barr.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, other than as disclosed below, no proposed director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

except that Linda Holmes, one of the directors of the Company, was the corporate secretary of Copper Mesa Mining Corporation (“Copper Mesa”), a company listed on the Toronto Stock Exchange (“TSX”) in 2009 when Copper Mesa had a Cease Trade Order (“CTO”) issued against it effective April 9, 2009, as a result of its failure to file its annual disclosure documents (audited financial statements, corresponding Management’s Discussion and Analysis and Annual Information Form) for its fiscal year ended December 31, 2008.  Subsequently the CTO against Copper Mesa was lifted and the trading in Copper Mesa’s shares on the TSX resumed on June 16, 2009 upon the filing of its annual disclosure documents. Subsequently, on August 27, 2009, a temporary CTO was issued against Copper Mesa for failing to file its interim financial statements for the six-month period ended June 30, 2009 and its MD&A for that period.  Effective September 8, 2009, the temporary CTO was replaced with a Permanent CTO and Copper Mesa’s common shares were delisted from trading on the TSX effective February 19, 2010.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

5.     Re-Approval of 2005 Plan

The Company currently has two equity-based compensation plans, the Company’s stock option plan (the “2004 Plan”) and the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”).

As of the date of this information circular, there are 2,250,366 stock options outstanding under the 2004 Plan, representing 2.39% of the Company's issued and outstanding common shares and 5,137,634 stock options outstanding under the 2005 Plan, representing 5.46% of the Company's issued and outstanding common shares.  Details of both of these plans are set forth below under “Securities Authorized for Issuance under Equity Compensation Plans”.

The 2005 Plan was adopted by the shareholders of the Company in on August 24, 2005 and was subsequently re-approved by the Company’s shareholders on August 20, 2008.

The policies of the TSX require that all unallocated options, rights or other entitlements under such plans must be approved by a majority of the Company’s Directors and by the shareholders every three years after institution. Accordingly, the 2005 Plan will be submitted to the Company’s shareholders at the Meeting for re-approval.

The insiders to whom Common Shares may be issued under the 2005 Plan must be approved by the disinterested shareholders of the Company.  Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX). The Insiders, to whom common shares may be issued under the 2005 Plan, and their associates, must abstain from voting on this resolution.  Management of the Company estimates that insiders of the Company and their associates to whom common shares may be issued on the exercise of stock options beneficially own a total of 5,020,961 common shares of the Company, representing approximately 5.34% of the Company’s total outstanding common shares as at the date of this Information Circular.  At the Meeting, these common shares will be excluded from voting for the purpose of approving the unallocated options under the 2005 Plan.

The following is a summary of the substantive terms of the 2005 Plan, a copy of which is attached hereto as Schedule “C”:

1.	The Company’s 2005 Plan provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of granting options under the 2005 Plan.

2.	The 2005 Plan is administered by the Board or by a committee appointed by the Board in accordance with terms of the 2005 Plan.

3.	The 2005 Plan shall terminate at 4:00 p.m. of the next business day following March 31, 2015 (the “Termination Date”). No incentive under the 2005 Plan may be granted after the Termination Date, but the terms of an incentive agreement may extend beyond the Termination Date in accordance with the terms

4.	Incentives may be granted only to such Directors, Officers, Employees, Consultants, Advisors or other eligible persons ("Participants") as determined by the Board. Subject to the terms of the Plan, a Participant may, if he is otherwise eligible, be granted more than one Incentive. However, unless specifically authorized by the Board and permitted by relevant statute and policy, including applicable Exchange policy, no person may receive aggregate Incentive grants exceeding five percent (5%) of the issued capital of the Company.

5.	Subject to the provisions of the 2005 Plan, the Board shall have the authority in its discretion to: (i) to grant Incentive Awards (as such term is defined under the 2005 Plan) to Participants (as such term is defined under the 2005 Plan); (ii) to determine, upon review of relevant information and in accordance with Section 2.16 of the 2005 Plan, the Fair Market Value of the shares of the Company with respect to the date a given Incentive Award is granted or exercised, the value of the Company's common shares determined by the Board in such manner as it may deem equitable for the 2005Plan purposes but, in the case of an Incentive Award, no less than is required by applicable laws or regulations; provided, however, that where there is a public market for the Company's common shares, the fair Market Value per share for an Option shall be the ten (10) day average trading price of the Company’s Common Shares on the Exchange and as determined by the Board; (iii) to determine the exercise price per share of Incentive Awards (as such term is defined under the 2005 Plan) to be granted; (iv) to determine the number of common shares to be represented by each Incentive Award; (v) to determine the Participants to whom, and the time or times at which Incentive Awards shall be granted; (vi) to determine Management objectives; (vii) to interpret the 2005 Plan; (viii) to prescribe, amend and rescind rules and regulations relating to the 2005 Plan; (ix) to determine the terms and provisions of each Incentive Award granted (which need not be identical); (x) with the consent of the grantee thereof, to modify or amend Incentive Awards; (xi) to accelerate or defer (with the consent of the grantee) the exercise date of any Incentive Award; (xii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Incentive Award; (xiii) to accept or reject the election as to method of payment made by a grantee pursuant to Section 7.5 of the 2005 Plan; (xiv) to permit other Incentives to employ payment elections, such as net exercise, of Section 7.5 of the 2005 Plan; (xv) to create and implement new and innovative Incentives acceptable under law and policy and grant the same to eligible Participants; (xvi) to determine vesting requirements, if any; and (xvii) to take all other acts and make all other determinations deemed necessary or advisable by the Board for the administration of the 2005 Plan.

6.	No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

7.	Termination

(a)	Unless otherwise provided in an Incentive Agreement or permitted by the Board, if an Employee's employment by the Company is terminated, except if such termination is voluntary or occurs due to retirement with the consent of the Board or due to death or disability, then the Option, to the extent not exercised, shall terminate on the date on which the Employee's employment by the Company is terminated. Unless otherwise provided in an Incentive Agreement or permitted by the Board, if an Employee's termination is voluntary or occurs due to retirement with the consent of the Board, then the Employee may after the date such Employee ceases to be an employee of the Company, exercise his Option at any time within three (3) months after the date he ceases to be an Employee of the Company, but only to the extent that he was entitled to exercise it on the date of such termination, that is only to the extent of vesting where the Option is subject to periodic vesting of granted portions of Options;

(b)	Unless otherwise provided in the Incentive Agreement, notwithstanding the provisions of the preceding paragraph above, in the event an Employee is unable to continue his employment with the Company as a result of his permanent and total disability (as certified by reasonable medical opinion acceptable to the Company), he may exercise his Option at any time within six (6) months from the date of termination, but only to the extent he was entitled to exercise it at the date of such termination; and

(c)	Unless otherwise provided in the Incentive Agreement, if an Optionee dies during the term of the Option and is at the time of his death an Employee the Option may be exercised at any time within six (6) months following the date of death by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that an Optionee was entitled to exercise the Option on the date of death.

8.	An Incentive Award is non-assignable and non-transferable.

9.	Payment for shares shall be paid by cash, in the form of currency or cheque or other cash equivalent acceptable to the Company, non-forfeitable, unrestricted or restricted common shares, which are already owed by the optionee and have an aggregate market reference value at the time of exercise that is equal to the option price or any other legal consideration that the Board may deem appropriate, including without limitation any form of consideration authorized pursuant to Section 7 of the 2005 Plan.

10.	The Board in its sole discretion may permit a cashless exercise of the option. In the event of a cashless exercise of the option, the Company shall issue the option holder the number of shares determined as follows:

X = Y (A-B) / A

          X = the number of shares to be issued to the option holder.
          Y = the number of shares with respect to which the option is being exercised.
          A = the market price of the common stock prior to the date of exercise.
          B = the exercise price

11.	The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies: an increase in the fixed percentage of shares subject to the 2005 Plan; and any change in the definition of Participant.

12.	The Board may make amendments such as repricing and extending non-insider options. If required by TSX policy to which the Company is subject, repricing or extension of Incentive Awards to insiders shall require shareholder approval.

13.	Subject to applicable laws and TSX policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award. Any such loans may be forgiven by the Company at the discretion of the Board.

14.	Restricted Shares.

Restricted Shares are shares of Common Stock which are sold or transferred by the Company to a Participant at a price which may be below their Fair Market Value, or for no payment, but subject to restrictions on their sale or other transfer by the Participant and subject to such other criteria, including performance of Management Objectives, as the Board may determine. The transfer of Restricted Shares and the transfer and sale of Restricted Shares is set out in the 2005 Plan. The Company has never granted Restricted Shares.

15.	Deferred Shares

The Board or the Committee may authorize grants or sales of Deferred Shares to Participants upon such terms and conditions as the Board or the Committee may determine in accordance with the following provisions:

(a)	Each grant or sale shall constitute the agreement by the Company to issue or transfer common shares to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Board or a committee designated by the Board (the "Committee") may specify;

(b)	Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Fair Market Value per share on the Date of Grant;

(c)	Each grant or sale shall provide that the Deferred Shares covered thereby shall be subject to a Deferral Period, which shall be fixed by the Board or the Committee on the Date of Grant;

(d)	During the Deferral Period, the Participant shall not have any right to transfer any rights under the subject award, shall not have any rights of ownership in the Deferred Shares and shall not have any right to vote the Deferred Shares, but the Board or the Committee may on or after the Date of Grant authorize the payment of dividend equivalents on the Deferred Shares in cash or additional Common Shares on a current, deferred or contingent basis;

(e)	Successive grants or sales may be made to the same Participant regardless of whether any Deferred Shares previously granted or sold to a Participant have vested; and

(f)	Each grant or sale shall be evidenced by an agreement, which shall be executed on behalf of the Company by any officer thereof and delivered to and accepted by the Participant and shall contain such terms and provisions as the Board or the Committee may determine consistent with the 2005 Plan.

16.	Performance Shares and Performance Units

The Board or the Committee may authorize grants of Performance Shares and Performance Units, which shall become payable to the Participant upon the achievement of specified Management Objectives, upon such terms and conditions as the Board or the Committee may determine in accordance with the following provisions:

(a)	Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which may be subject to adjustment to reflect changes in compensation or other factors; and

(b)	The Performance Period with respect to each Performance Share or Performance Unit shall be determined by the Board or the Committee on the Date of Grant.

Previously Approved Performance Shares

In 2003 and 2004, the Company’s shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004). These performance shares are separate from any performance shares that may be issued under the 2005 Plan. To date, 750,000 of these performance shares have been issued and 300,000 performance shares that have been allotted are outstanding. As at April 30, 2011, the 2,697,990 performance shares represent 3.15% of the Company’s issued and outstanding common shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics. Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance. The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance. The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

Management Objectives

(i)	Each grant shall specify the Management Objectives that are to be achieved by the Participant, which may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or the Subsidiary, division, department or function within the Company or Subsidiary in which the Participant is employed or with respect to which the participant provides consulting services.

(ii)	Each grant shall specify in respect of the specified Management Objectives a minimum acceptable level of achievement below which no payment will be made and shall set forth a formula for determining the amount of any payment to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified Management Objectives.

(iii)	The Board or the Committee may adjust Management Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Board or the Committee, events or transactions have occurred after the date of grant that are unrelated to the performance of the Participant and result in distortion of the Management Objectives or the related minimum acceptable level of achievement.

17.	Stock Appreciation Rights

Any Option, Restricted Share or other Incentive Award may contain or may be structured to contain or be a stock appreciation rights agreement whereby the grantee may elect on the terms of the agreement to receive cash or Common Shares equal to the difference between the exercise price under the Incentive of the vested portion of the Incentive and the Fair Market Price of the Company’s Common Shares on the day notice of exercise is given by the Participant.

The disinterested shareholders of the Company will be asked to re-approve the 2005 Plan.  The text of the proposed resolution is as follows:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1.	subject to regulatory approval, the Company be authorized to renew the 2005 Stock Option and Incentive Plan (the “2005 Plan”) authorizing the Directors to grant options up to a maximum of 10% of the Company’s issued and outstanding shares from time to time along with all unallocated options, rights or other entitlements issuable pursuant to the 2005 Plan until three years from the date of the Meeting, being September 7, 2014; and

2.	any one Director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under Company seal or otherwise, and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things, as in the opinion of such Director or officer may be necessary or desirable in order to give effect to this resolution.”

6.     Equity Investments by the Company

The Company’s guaranteed investment certificates (“GICs”) currently provide an average rate of return of 1.25%.  Management of the Company believes that given current market conditions, and the downturn of financial markets, which have resulted in significant decreases in the trading price of shares of public companies, the Company would obtain a better rate of return if some of its funds were utilized for equity investments.

Management of the Company would use funds to purchase securities of resource companies that, in management’s opinion, after reasonable due diligence, are currently undervalued but have a proven management and/or a technical team in place and hold key projects and assets that could reasonably be expected to increase the value of such company’s shares over a 24 month period. In addition, the Company’s equity investment in these types of resource companies would provide the Company with an interest (as a shareholder of such companies) in the underlying assets of such companies.

The objective of this form and method of investment of funds is to generate a return on equity per year that is higher than the average rate of return the Company is receiving on the GICs.

Disinterested shareholders of the Company will be asked to approve, by a simple majority of the disinterested shareholders, resolutions allowing the Company to utilize funds, at the sole discretion of the directors and/or management of the Company, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) which are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company, so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations.

The ability of the Company to invest its funds in securities of other companies is subject to disinterested shareholder approval and applicable regulatory approvals as may be required under TSX policies.

Accordingly, at the Meeting, management will be asking the disinterested shareholders of the Company to approve the following resolutions:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1.	subject to applicable regulatory approvals as may be required under TSX policies, the Company be and is hereby permitted, at the discretion of management of the Company after having conducted sufficient due diligence, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) which are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company, so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations; and

2.	any director or officer of the Company be and is authorized and directed, for and on behalf of the Company, to do all acts and things, and sign, execute and deliver all such applications, documents, instruments, including any reasonable amendments thereto, as may be necessary or advisable in connection with the foregoing resolutions.”

7.     Sale of the Company’s 60% Optioned Interest in the Destiny Gold Project

At the Meeting, the disinterested shareholders of the Company (not including Harry Barr, Linda Holmes, John Londry, John Oness and their associates) will be asked to consider, and if thought appropriate, to pass a resolution approving the sale by the Company of its option to acquire a 60% interest in the Destiny Gold Project (as defined below) to Next Gen Metals Inc. (“Next Gen”), as further described below.

Summary of Transaction

By option agreement dated August 14, 2009 (the “Alto Option Agreement”), between the Company and Alto Ventures Ltd. (“Alto”), the Company was granted an option to earn a 60% interest (the “60% Interest”) in certain gold mineral claims located 75 kilometres north of Val d’Or in the Abitibi-Témiscamingue region of Québec, commonly referred to as the Destiny Gold Project (formerly the Despinassy Project) (the “Destiny Gold Project”).

To earn the 60% Interest, under the terms of the Alto Option Agreement, the Company is required to pay to Alto $200,000 in cash (of which $50,000 has been paid); issue to Alto an aggregate of 250,000 common shares of the Company (of which 75,000 common shares have been issued); and incur an aggregate of $3,500,000 in exploration expenditures over a four year period (of which $1,355,311 has been incurred). Pursuant to the Alto Option Agreement, subsequent to the vesting of its interest, the Company would form a joint venture with Alto to further develop the Destiny Gold Project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions.

Effective August 8, 2011 the Company, as optionor, entered into a letter agreement with Next Gen, as optionee (the “Letter Agreement”), pursuant to which the Company granted to Next Gen an option to acquire the 60% Interest from the Company.  Pursuant to the terms of the Letter Agreement, in order for Next Gen to purchase the 60% Interest from the Company, Next Gen is required to: (i) pay to the Company an aggregate of $675,000 cash (the “Cash Payments”); (ii) issue to the Company an aggregate of 15,000,000 common shares of Next Gen (the “Payment Shares”); and (iii) issue to the Company 4,000,000 share purchase warrants of Next Gen (the “Payment Warrants”), each of which is exercisable into one common share of Next Gen at various prices for a period of four years from the date of issue of the Payment Warrants, all as follows:

Date	Cash Payments	Payment Shares to be issued	Payment Warrants to be issued	Exercise Price of Payment Warrants
Upon signing of the Letter Agreement	$50,000 (non-refundable deposit)	----	---	---
Concurrent with the delivery by Next Gen to the Company (no later than November 15, 2011) of a written notice that Next Gen will be proceeding with the option	-	4,550,000	1,000,000 1,000,000 1,000,000 1,000,000	$0.25 $0.30 $0.35 $0.50
On or before the first anniversary of the date of the Letter Agreement	$75,000	5,225,000
On or before the second anniversary of the date of the Letter Agreement	$200,000	5,225,000
On or before the third anniversary of the date of the Letter Agreement	$350,000	----
	$675,000	15,000,000	4,000,000

In addition to the above consideration, pursuant to the terms of the Letter Agreement, Next Gen will also be responsible for the payment of all of the remaining cash payments and exploration expenditures due to be paid to Alto or incurred, as the case may be, by the Company under the Alto Option Agreement.  The Company will remain responsible for the issuance of common shares to Alto under the Alto Option Agreement.  Upon the Company exercising its option and acquiring the 60% Interest under the Alto Option Agreement, so long as the Letter Agreement remains in good standing, Next Gen will concurrently have earned its interest in and acquired the 60% Interest from the Company and thereafter Next Gen will be responsible for all costs and expenditures required under the resulting joint venture.  A copy of the Letter Agreement can be found on SEDAR under Next Gen's profile at www.sedar.com.

Non-Arm’s Length Transaction – Disinterested Shareholder Approval

The Company’s transaction with Next Gen requires shareholder approval because the Company and Next Gen have three common directors:  Harry Barr, the President, CEO and a director of the Company is also the President, CEO and a director of Next Gen;  Linda Holmes, the Corporate Secretary and a director of the Company, is also the Corporate Secretary and a director of Next Gen; and John Londry, a director of the Company, is also a director of Next Gen.

John Oness, Vice-President, Corporate Business Development, also holds the same title in Next Gen. Collectively, Harry Barr, Linda Holmes, John Londry and John Oness directly or indirectly hold an aggregate of 4,437,627 common shares of the Company, representing 4.72% of the outstanding shares of the Company and they also directly or indirectly hold an aggregate of 3,499,838 common shares of Next Gen, representing 16.28% of the outstanding common shares of Next Gen.

The Company and Next Gen requisitioned an independent valuation report and fairness opinion with respect to this transaction.  The “Comprehensive Valuation Report & Related Fairness Opinion – Pacific North West Capital Corp. & Next Gen Metals Inc.” ("Valuation Report") dated July 22, 2011 and prepared by Evans & Evans, Inc. is attached as Schedule “D” to this Information Circular.

Based on the qualifications and assumptions set out in the report, Evans & Evans, Inc. have provided an opinion that the proposed transaction is fair, from a financial point of view, to the Company’s shareholders and to Next Gen’s shareholders.  The Valuation Report concluded that the Destiny Project had a range of values between $7.1 million and $7.7 million.

The report should be read in its entirety for a full understanding of the scope of the work requisitioned and the basis for the opinion provided.

The Letter Agreement and the terms thereof were approved by the independent directors of the Company effective July 25, 2011.

At the Meeting, the disinterested shareholders (being all of the shareholders of the Company other than Harry Barr, Linda Holmes, John Londry, John Oness and their associates), will be asked to pass a resolution in the following form:

“BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1.	the grant by the Company to Next Gen of an option to purchase the Company’s 60% interest in and to the Destiny Gold Project, pursuant to the terms of a letter agreement dated effective August 8, 2011 between the Company and Next Gen, be and it is hereby approved and authorized; and

2.	any director and/or officer of the Company be and is hereby authorized and directed for and on behalf of and in the name of the Company to do all acts and things, and sign, execute and deliver any and all documents, applications and instruments, including any reasonable amendments thereto, as may be necessary or advisable to implement this resolution and the matters authorized thereby.”

If named as proxy, the management designees intend to vote the common shares represented by such proxy at the Meeting for the approval of the above resolution, unless otherwise directed in the Proxy.

Subject to TSX approval, upon receiving disinterested shareholder approval to the above resolution, the Board will have the sole discretion to elect, as it determines to be in the best interest of the Company and its shareholders, whether or not to proceed with the Letter Agreement.

This transaction is also subject to approval by the disinterested shareholders of Next Gen and approval of the TSX Venture Exchange.

8.     Other Matters

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  HOWEVER, IF OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE PROXY.

EXECUTIVE COMPENSATION

In this Information Circular:

Chief Executive Officer (“CEO”) means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

Chief Financial Officer (“CFO”) means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year.

Named Executive Officer (“NEO”) means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

COMPENSATION DISCUSSION & ANALYSIS

The Company’s executive compensation program is administered by the Company’s compensation committee (the “Compensation Committee”).  As at April 30, 2011, the Compensation Committee was comprised of three directors, Dennis Hop (Chairman of the Compensation Committee), Jordan Point and Linda Holmes.

The primary purpose of the Compensation Committee is to recommend levels of executive compensation that are competitive in order to attract, motivate and retain highly skilled and experienced executive officers, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The Compensation Committee does not have a formal compensation program with set benchmarks; however, the Compensation Committee does have an informal program which seeks to reward an executive officer’s current and future expected performance and the achievements of corporate milestones and align the interests of executive officers with the interests of the Company’s shareholders.

The compensation awarded to, earned by, paid to or payable to each of the NEOs for the most recently completed financial year is set out under the heading, “Summary Compensation Table” under “Elements of Executive Compensation” below.

Compensation Review Process

The Compensation Committee periodically reviews the compensation paid to each executive officer, including the NEOs and then submits its recommendations to the Board with respect to basic salary, any bonus and stock option grants.

In determining the compensation of NEOs, the Compensation Committee considers the following goals and objectives of the Company which are:

  to attract and retain qualified and experienced executives in today’s market place;
  to encourage and reward outstanding performance by those people who are in the best position to enhance the Company’s near-term results and long-term prospects; and
  to ensure the compensation paid is competitive with the current market.

Assessment of Individual Performance

Individual performance in connection with the achievement of corporate milestones and objectives is reviewed by the Compensation Committee for all executive officers. While awards are generally tied to performance against quantitative objectives, consideration is also given to an individual’s qualitative contribution to the Company. For example, the Compensation Committee will evaluate the individual’s leadership skills, commitment to the Company’s shareholders, innovation and teamwork.

As the Company has a small team of executive officers, a high degree of commitment and performance is required from each individual to achieve corporate milestones and objectives. This high degree of commitment and performance was demonstrated during the fiscal year ended 2011 by each executive officer with the following accomplishments:

  each executive officer’s consistent and focused leadership, evidenced during challenging times;
  each executive officer’s leadership in strengthening the Company’s ability to manage risk; and
  each executive officer’s role in the enhancement of the Company’s profile in the public marketplace.

The Compensation Committee, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey has been completed by the Compensation Committee or the Board in making such a determination.

Elements of Executive Compensation

There are three main elements of direct compensation, namely base salary, bonuses and equity participation through the Company’s stock option plans.

Base Salary

Base salary is the principal component of an executive officer’s compensation package. In determining the base salary paid/payable to NEOs, the Compensation Committee reviews salary levels of similar companies in the industry and obtains an informal survey on overall salaries of mineral exploration companies. The Compensation Committee also considers an executive officer’s performance and levels of responsibility and importance to the Company.

The contractual arrangements with the NEOs are set forth in detail under the heading “Summary of Compensation” under “Narrative Discussion” below.

Bonuses

The Compensation Committee reviews on a discretionary basis bonuses to be paid by the Company to NEOs in each financial year.  The CEO recommends bonuses to be paid by the Company to other eligible employees and consultants.  During the year ended April 30, 2011, Mr. Barr, the President and CEO of the Company, received a bonus in the amount of $23,000.  This bonus was attributed to the considerable increase in the amount of time spent by Mr. Barr in conducting the business of the Company.

Equity Participation through Stock Option Plans

The stock option component of the Company’s executive compensation program is intended to encourage and reward outstanding performance over the short and long terms, and to align the interests of the Company’s NEOs with those of its shareholders.  Options are awarded by the Board based on the recommendations of the Compensation Committee, which bases its decisions upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives.  The Compensation Committee also takes into consideration the amount and terms of outstanding stock options in determining its recommendations regarding the options to be granted during any fiscal year.

The stock option component of executive compensation acts as an incentive for the Company’s NEOs to work to enhance the Company’s value over the long term, and to remain with the Company.

The Compensation Committee is of the view that the Company’s compensation structure appropriately takes into account the factors relevant to the resource industry, the Company’s performance within that industry, and the individual contributions to the Company’s performance made by its NEOs.

Performance graph

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment in the common shares of the Company from April 30, 2006 to April 30, 2011.  The Company’s common shares were listed for trading on the TSX Venture Exchange on December 19, 1997, and have been listed on the TSX since June 8, 2001.

Price	30-Apr-2006	30-Apr-2007	30-Apr-2008	30-Apr-2009	30-Apr-2010	30-Apr-2011
PFN	100.00	97.73	95.51	66.63	23.32	28.87
S&P/TSX Composite Index	100.00	144.00	158.31	164.45	110.03	144.07

The share price of the Company has performed under the S&P/TSX Composite Index for each of the years as indicated above.  However, the Company does not feel that this trend reflects management’s efforts, and that no similar comparison between the trend shown above by this graph and the compensation to its executive officers can be made.  The Company does feel that compensation paid to the NEOs is in line with what is paid by comparable companies in North America.  The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer, the performance of each officer and their duties in that position.

Option-based awards

Please see “Equity Participation through the Stock Option Plan” above for details of the process used by the Company in granting option-based awards to its NEOs.

The stock option grants to directors, officers, other employees and consultants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, importance of the position held, contribution to the Company and previous option grants and exercise prices including:

  the remuneration paid to the individual as at the grant date in relation to the total remuneration payable by the Company to all of its directors, officers, employees and consultants as at the grant date;
  the length of time that each individual has been employed or engaged by the Company; and
  the quality of work performed by such director, officer, employee or consultant.

Summary of Compensation

As at the year ended April 30, 2011, the Company had two NEOs, being: (i) Harry Barr, the President and CEO of the Company; and (ii) Robert Guanzon, the CFO of the Company.

The following table sets forth certain information respecting all compensation paid to the NEOs of the Company for each of the completed fiscal years ended on or after December 31, 2008.

Summary Compensation Table

NEO Name and Principal Position	Year Ended Apr 30	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Harry Barr President, CEO & Director	2011 2010 2009	200,070(1) 172,773(1) 127,247(1)	Nil Nil Nil	103,027 32,603 12,342	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	48,477(3) 36,681(4) 106,547(5)	351,574 242,057 246,136
Robert Guanzon CFO	2011 2010 2009	53,555(2) 82,500(2) 75,000(2)	Nil Nil Nil	26,282 2,436 4,872	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	79,837 84,936 79,872

(1)	Mr. Barr’s salary is paid through CGR, pursuant to the terms of the management contract between the Company and CGR. Please see “Narrative Discussion” below for details of the terms of this agreement.

(2)	Mr. Guanzon’s salary is paid pursuant to the terms of a contract with the Company. Please see “Narrative Discussion” below for details of this agreement.

(3)	Of this amount, $23,000 was paid to Mr. Barr as a bonus; $12,229 was paid by the Company for a leased vehicle for Mr. Barr (of which approximately 40% of use was for personal use); and $13,248 was paid by the Company for disability/critical illness and life insurance for Mr. Barr.

(4)	Of this amount, $16,925 was paid to Mr. Barr as a bonus; $12,552 was paid by the Company for a leased vehicle for Mr. Barr (of which approximately 40% of use was for personal use); and $14,735 was paid by the Company for disability/critical illness and life insurance for Mr. Barr.

(5)	Of this amount, $87,725 was paid to Mr. Barr as a bonus; $13,936 was paid by the Company for a leased vehicle for Mr. Barr (of which approximately 40% of use was for personal use); and $13,248 was paid by the Company for disability/critical illness and life insurance for Mr. Barr.

The fair value of stock options is estimated on the date of grant using the Black-Scholes pricing model. The following assumptions were used in the fair value calculation:

Risk-free interest rate	2.57%
Options expected life	4.9 years
Expected volatility	117.12%
Expected dividend yield	Nil

Narrative Discussion

The Company’s general compensation strategy for NEO’s is discussed above under “Compensation Review Process”.

The Company has a management agreement and an employment agreement with the current NEOs as indicated below. The agreements specify the terms and conditions of employment, the duties and responsibilities of the NEOs as well as compensation and benefits to be provided by the Company for the services performed by the NEO.

The terms of each of the NEO’s agreements are as follows:

Harry Barr was appointed President and CEO of the Company on November 29, 1996.  Mr. Barr is indirectly paid for his services as President, CEO and general corporate and management consultant to the Company through CGR, which company entered into a management agreement with the Company dated December 1, 2005 as amended December 1, 2008, and as further amended effective April 1, 2011. The agreement will terminate on March 31, 2016 and is automatically renewed for subsequent two-year periods if not otherwise terminated.  Pursuant to the terms of this agreement, CGR is paid a base fee of $20,833 per month.  CGR is entitled to receive additional bonuses, incentive fees or other compensation at the discretion of the Board.

The base fee payable under this agreement is reviewed by the Compensation Committee/Board every anniversary date for amendment of quantum, including any benefits such as insurance, medical and dental plans, and the like.  In the event that the parties cannot agree within thirty (30) days to amendment to the fee, the fee shall be automatically increased by the Cost of Living Index for the City of Vancouver, as published by the Canadian federal government or five percent (5%) whichever is greater.

In addition, the Company pays for disability/critical illness insurance and life insurance for Mr. Barr, as well as for the cost of a leased vehicle up to a maximum of $1,200 per month.  All reasonable expenses incurred by CGR on behalf of the Company will be reimbursed by the Company.

The Company may terminate the agreement at any time by paying to CGR up to a maximum of two annual base fees  plus one month of base fee for each year, or portion thereof, served with the Company, plus a buy-out of any outstanding stock options at fair market value at the time of termination.  The termination fee will be doubled in the event Mr. Barr is removed or not reappointed as an officer or Director of the Company without the consent of CGR, there is a change of control of the Board or the Company without the consent of CGR, or the agreement is terminated or repudiated by the Company without due and proper cause or otherwise not in compliance with its terms. The termination fee may be paid in whole or in part with common shares of the Company, at the election of CGR.  In the event Mr. Barr is unable to provide adequate services to the Company as a result of disability or otherwise, the Company will fund a disability plan through CGR for a period of three years at 75% of the average base and incentive fees received for the two years preceding the cessation of services.

Robert Guanzon was employed by the Company by agreement dated September 21, 2007 as an accountant.  The term of this contract commenced on October 22, 2007.  Mr. Guanzon is paid directly for his services and is employed on a full-time basis.  This employment agreement may be terminated by either party for any reason on giving no less than thirty days advance notice in writing to the other party.  Upon termination of the agreement, all monies payable to Mr. Guanzon shall be paid before the end of the termination period.  Mr. Guanzon was appointed Chief Financial Officer of the Company effective March 1, 2008.

Other than the above agreements, there is no other plan or arrangement in respect of compensation received by the NEOs.

Outstanding Share-Based Awards & Option-Based Awards

See “Securities Authorized for Issuance under Equity Compensation Plans” below for details of the Company’s stock option plan.  The following table sets forth options-based awards and share-based awards held by NEOs as at April 30, 2011.  The closing price of the Company’s shares on April 30, 2011 on the TSX was $0.345.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Harry Barr President & CEO	490,000 7,634 120,000 170,000 92,366 190,000(1) 160,000(2) 120,000(3) 170,000(3)	0.30 0.25 0.60 0.25 0.25 0.25 0.25 0.60 0.25	Feb 24, 2016 Feb 22, 2013 Feb 22, 2013 Nov 5, 2014 May 18, 2017 Apr 22, 2014 May 18, 2017 Feb 22, 2013 Nov 5, 2014	24,500 763 Nil 17,000 9,237 19,000 16,000 Nil 17,000	Nil Nil Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil Nil Nil
Robert Guanzon CFO	125,000 75,000 55,000	0.30 0.25 0.60	Feb 24, 2016 Apr 22, 2014 Feb 22, 2013	6,250 7,500 Nil	Nil Nil Nil	Nil Nil Nil

(1)	These options are held by 293020 BC Ltd., a private company wholly-owned by Mr. Barr.
(2)	Of this total, 80,000 options are held by The Public Company Coach Inc. and 80,000 options are held by CGR, both private companies wholly-owned by Mr. Barr.
(3)	These options are held by CGR.

Incentive Plan Awards – Value Vested or Earned During the Year Ended April 30, 2010

The following table sets forth the value of option-based and share-based awards vested in the year ended April 30, 2011 for the Company’s NEOs:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Harry Barr President & CEO	Nil	Nil	Nil
Robert Guanzon CFO	Nil	Nil	Nil

Narrative Discussion

The Company’s general compensation strategy for the grant of stock options to NEO’s is discussed above under “Option-Based Awards”.

The stock options granted to NEOs have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

Pension Plan Benefits

As at the year ended April 30, 2011, the Company did not maintain any defined benefit plans, defined contribution plans or deferred compensation plans.

Termination and Change of Control Benefits

As at the year ended April 30, 2011, the Company did not have any contract, agreement, plan or arrangement that provides for payments to any NEOs, executive officers or directors at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEOs’, executive officer’s or director’s responsibilities, other than with the Company’s President and CEO, Harry Barr through his wholly-owned private company, CGR, which has a termination and a change of control benefits clause.  The terms of the agreement are noted above under the heading “Summary of Compensation – Narrative Discussion”.

Director Compensation

The following table shows the compensation provided to the directors of the Company who were not NEOs for the year ended April 30, 2011.  The closing price of the Company’s shares on April 30, 2011 on the TSX was $0.345.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Linda Holmes	Nil	Nil	26,282	Nil	Nil	47,000(1)	73,282
Dennis Hop	7,000	Nil	21,026	Nil	Nil	Nil	28,026
John Londry	8,000	Nil	21,026	Nil	Nil	Nil	29,026
Jordan Point	8,000	Nil	21,026	Nil	Nil	Nil	29,026

(1)   Consulting fees paid to Ms. Holmes, as the Corporate Secretary of the Company.

Narrative Discussion

The non-executive directors of the Company receive an annual retainer fee of $6,000, an additional $500.00 per meeting for attending directors’ meetings, and may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Outstanding Director Share-Based and Option-Based Awards

The following table sets forth share-based and option-based awards outstanding for the directors of the Company who were not NEOs for the year ended April 30, 2011.  The closing price of the Company’s shares on April 30, 2011 on the TSX was $0.345.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Linda Holmes	125,000 100,000 70,000 80,000	0.30 0.25 0.60 0.25	Feb 24, 2016 Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	6,250 10,000 Nil 8,000	Nil Nil Nil Nil	Nil Nil Nil Nil
Dennis Hop	100,000 100,000 70,000 80,000	0.30 0.25 0.60 0.25	Feb 24, 2016 Oct 29, 2017 Feb 22, 2013 Apr 22, 2014	5,000 10,000 Nil 8,000	Nil Nil Nil Nil	Nil Nil Nil Nil
John Londry	100,000 75,000 50,000 40,000 50,000 35,000	0.30 0.25 0.40 0.25 0.60 0.25	Feb 24, 2016 Nov 5, 2014 Apr 19, 2011 May 18, 2017 Feb 22, 2013 Apr 22, 2014	5,000 7,500 Nil 4,000 Nil 3,500	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Jordan Point	100,000 100,000 70,000 80,000	0.30 0.25 0.60 0.25	Feb 24, 2016 Oct 11, 2017 Feb 22, 2013 Apr 22, 2014	5,000 10,000 Nil 8,000	Nil Nil Nil Nil	Nil Nil Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Year Ended April 30, 2010

The following table sets forth the aggregate dollar value that would have been realized by the directors of the Company who were not NEOs in the most recently completed financial year ended April 30, 2011, if the options under the option-based awards had been exercised on their respective vesting dates.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Linda Holmes	Nil	Nil	Nil
Dennis Hop	Nil	Nil	Nil
John Londry	Nil	Nil	Nil
Jordan Point	Nil	Nil	Nil

Narrative Discussion

The Company’s general compensation strategy for the grant of stock options to directors who were not NEO’s is discussed above under “Option Based Awards”.

The stock options granted to directors have been granted at an exercise price at least equal to or greater than the closing price of the Company’s common shares on the TSX as at the date of grant.  Options are typically granted for a period of five years and have a vesting period as determined by the Board.

During the fiscal year ended April 30, 2011, the Company granted stock options to directors who were not NEOs, as follows:

Name	Date of Grant	Number of Options	Exercise Price	Expiry Date
Linda Holmes	Feb 24/11	125,000	$0.30	Feb 24/16
Dennis Hop	Feb 24/11	100,000	$0.30	Feb 24/16
John Londry	Feb 24/11	100,000	$0.30	Feb 24/16
Jordan Point	Feb 24/11	100,000	$0.30	Feb 24/16

Defined Benefit or Actuarial Plan Disclosure

The Company had no defined Benefit Plan or Actuarial Plan as at April 30, 2011.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX. These plans are detailed below and are maintained separate and apart from each other.

(a)	The following is a summary of the substantive terms of the 2004 Plan:

The Company’s 2004 Plan provides that the aggregate number of shares of the Company that may be issued shall not exceed 6,324,200 shares. As at April 30, 2011, there were 2,410,366 stock options outstanding under the 2004 Plan which represents 2.81% of the Company’s 85,737,788 issued and outstanding shares, also as at April 30, 2011. All allowable options have been granted under the 2004 Plan. The 2004 Plan shall remain in effect only until all outstanding options under the 2004 Plan have been exercised, cancelled or have expired.

If a participant ceases to be a director, officer, consultant or employee of the Company or ceases to be employed by the Company (other than by reason of disability, death or termination for cause), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director, officer, consultant, or employee or ceases to be employed by the Company, subject to terms and conditions set out in the 2004 Plan. In the event of death of a participant, the participant’s options remain exercisable for a period of 12 months after the participant’s death.

(b)	2005 Plan

The Company’s 2005 Plan provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time. As at April 30, 2011, of the 8,573,779 options allowable for grant under the 2005 Plan, options to purchase up to 5,632,634 common shares have been granted, representing 6.57% of the issued and outstanding shares.

Details of the 2005 Plan are set forth above under “5. Re-Approval of 2005 Plan” and a copy of the 2005 Plan is attached hereto as Schedule “C”.

(c)	Previously Approved Performance Shares

In 2003 and 2004, the Company’s shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004). These performance shares are separate from any performance shares that may be issued under the 2005 Plan. To date, 750,000 of these performance shares have been issued and 300,000 performance shares that have been allotted are outstanding. As at April 30, 2011, the 2,697,990 performance shares represent 3.15% of the Company’s issued and outstanding common shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics. Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance. The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance. The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance.

Equity Compensation Plan Information

The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,343,000	$0.31	4,589,135
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,343,000	$0.31	4,589,135

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company has acquired liability insurance for the directors and officers of the Company and its subsidiaries to insure them from claims against them for certain of their acts, errors or omissions as well as insurance for the Company to insure the Company and its subsidiaries against any loss arising out of any liability to indemnify a director or officer.  The insurance is in effect until October 31, 2011, at an annual premium of $18,000 paid by the Company.  The insurance provides coverage of up to $5,000,000 in aggregate, per year, with a $50,000 deductible applicable to the Company only.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, nor any proposed nominees for election as a director of the Company and no associate or affiliate of such persons are or have been indebted to the Company (or its subsidiaries) at any time since during the last completed financial year ending April 30, 2011, nor as at the date of this Information Circular.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Applicable Canadian securities legislation defines “informed person” to mean any of the following:

(a)	a director or executive officer of a reporting issuer;

(b)	a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Other than as disclosed in this Information Circular, none of the directors, executive officers, or other informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions during the Company’s last completed financial year nor in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58‑101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of five directors.  All director nominees are current directors of the Company.

Independence

Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in NI 52-110, three of the five members of the Board are independent.  The members who are independent are Dennis Hop, John Londry and Jordan Point.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr is the President and CEO of the Company).  Linda Holmes is not independent by virtue of the fact that she is the Corporate Secretary of the Company.

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors are in attendance at all Board meetings.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance.

Attendance Record

During the year ended April 30, 2011, the Board held meetings and passed resolutions by way of consent resolutions on 19 different occasions. All of the Directors attended all meetings, with the exception of one meeting that Dennis Hop was unable to attend, and executed all consent resolutions.

Chairman

During the year ended April 30, 2011, Harry Barr was the Chairman of the Board. Under NI 52-110, Mr. Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr is the President and CEO of the Company).

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	Copper Reef Mining Corporation. (CNSX) Fire River Gold Corp. (TSXV) Next Gen Metals Inc. (TSXV) El Niño Ventures Inc. (TSXV)
Linda Holmes	Fire River Gold Corp. (TSXV) Next Gen Metals Inc. (TSXV) El Niño Ventures Inc. (TSXV)

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Ethical Business Conduct

The Company has adopted an ethical business conduct policy, the Code of Business Conduct and Ethics, as amended June 28, 2010 and filed on SEDAR at www.sedar.com on July 19, 2010. A copy of the Code of Business Conduct and Ethics may be obtained from the Company’s Registered and Records Office located at 2303 West 41st Avenue, Vancouver, BC, V6M 2A3, or from the Company’s website at www.pfncapital.com.

Whistleblower Policy

The Company adopted a whistleblower policy on May 24, 2010 and filed on SEDAR on July 19, 2010 (“Whistleblower Policy”), a copy of which is attached hereto as Schedule “B”.

Nomination of Directors

The Board does not have a nominations committee or a formal procedure with respect to the nomination of directors.  In general, nominees will be the result of recruitment efforts by members of the Board, including both formal and informal discussions among members of the Board.

Compensation of CEO

See “Narrative Discussion” under “Summary of Compensation” under the heading “Compensation Discussion & Analysis” above for details of the compensation to the CEO.

Board Mandate

The Board is responsible for the stewardship of the Company through the supervision of the business and managements of the Company.  This mandate is accomplished directly and through three (3) committees, namely the Company’s audit committee (the “Audit Committee”), the Compensation Committee and the Company’s corporate governance committee (the “Corporate Governance Committee”).  These committees were established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that these Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent Directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Compensation Committee

Effective August 25, 2010, the Board appointed the Company’s Compensation Committee, which is comprised of Dennis Hop (Chairman of the Compensation Committee), Linda Holmes and Jordan Point. See “Compensation Discussion & Analysis” above for details of the responsibilities of the Compensation Committee.

Corporate Governance Committee

Effective August 25, 2010, the Board appointed the Company’s Corporate Governance Committee comprised of Linda Holmes (Chairperson of the Corporate Governance Committee), John Londry and Jordan Point.

The Corporate Governance Committee is responsible to review matters relating to corporate governance and making recommendations to the Board with respect thereto.  The Corporate Governance Committee is responsible for overseeing the Company’s policy for communications with shareholders, the investment community, the media, governments and the general public.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters.  The Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors.  The Audit Committee is directly responsible for overseeing the work of the auditors, must pre-approve non-audit services, be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and must establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee is comprised of Jordan Point, Chairman of the Audit Committee, Linda Holmes and John Londry, all of whom are “financially literate” as defined in NI 52-110.

Jordan Point is the Executive Director of the First Nations Fisheries Council of British Columbia, an organization that acts at the intersection between the Federal department of Fisheries and Oceans, and the 203 First Nations in British Columbia. He works closely with the leads of the Assembly of First Nations, the First Nations Summit and the Union of BC Indian Chiefs (collectively known as the Leadership Council).  Mr. Point is also a long-term elected Councillor with the Musqueam Indian Band, serving his local community since 1996, with portfolios as Chairman of the Finance Committee, Economic Development Committee and the Gateway construction initiative. Mr. Point also served as a public servant for 15 years, and was a senior Program Manager with the Federal Government in Fisheries and Oceans, focused on Aboriginal Affairs, leading negotiations on annual allocations for salmon, and financial contribution agreements with First Nation Bands with interim assignments to the litigation case management unit and the treaty and Aboriginal Policy Unit for the Pacific Region.

John Londry has been a self-employed geologist and mining consultant since 2001and has over 35 years in the mineral exploration and mining industry encompassing both grass roots and advanced stage exploration projects throughout Canada, USA and South America.  As senior geologist or as vice president of exploration to public companies, Mr. Londry has gained extensive experience in the development and maintenance of budgets for his department.

Linda Holmes has been a Canadian and US securities compliance consultant to public companies, and companies desiring to go public, since 1994, and has been involved in the mineral resource industry for over 25 years.  She has been a director and/or officer of, and/or consultant to, numerous public companies and has served as an audit committee member in the past.

The experiences of the members of the Audit Committee has given each:

(i)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(ii)	the ability to assess the general application of accounting principles in connection with accounting estimates, accruals and reserves;

(iii)	experience analyzing and evaluating financial statements similar to those of the Company; and

(iv)	an understanding of internal controls and procedures for financial reporting pertinent to the Company.

NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52‑110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in NI 52-110, two of the three members of the Audit Committee are independent.  The members who are independent are Jordan Point and John Londry.  Ms. Holmes is not considered to be an independent member of the Audit Committee as she receives consulting fees as the Corporate Secretary of the Company.

The Company’s Audit Committee is governed by its Audit Committee Charter, as filed under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.pfncapital.com, attached hereto as Schedule “A”.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Board on a case by case basis.

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors ffor each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2011	$33,000	$Nil	$4,000	$Nil
April 30, 2010	$33,000	$Nil	$4,236	$Nil

ADDITIONAL INFORMATION

Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the Company’s most recently completed financial year.  Copies of the financial statements and MD&A are available either by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3; Telephone 604-685-1870; Fax 604-685-6550, or by downloading from SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board.

Dated this 9th day of August 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Harry Barr”
________________________________
Harry Barr
President & Chief Executive Officer

SCHEDULE “A”

PACIFIC NORTH WEST CAPITAL CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Amended, ratified and adopted by the Board of Directors on June 28, 2010

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Pacific North West Capital Corp. (“PFN”) is to provide an open avenue of communication between PFN’s management (“Management”), the independent Auditors (“Auditors”) and the Board and to assist the Board in its oversight of the following: integrity, adequacy and timeliness of PFN’s financial reporting and disclosure practices; process for identifying the principal financial risks of PFN and the control systems in place to monitor them; compliance with legal and regulatory requirements related to financial reporting; and independence and performance of PFN’s Auditors.

The Committee shall also perform any other activities consistent with the Charter, PFN’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight. It is not the responsibility of the Committee to determine that PFN’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of PFN’s financial statements in accordance with generally accepted accounting principles.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of PFN, or PFN’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Committee shall have unrestricted access to PFN’s books and records and has the authority to retain, at PFN’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties. Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee. The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designed by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Composition of Meetings

a)	The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

b)	Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be elected annually at the first Board meeting following the annual general meeting.

c)	The Committee shall be comprised of three or more directors, one of whom shall serve as Chairperson.

d)	Each member of the Committee shall be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, PFN, or the Auditors.

e)	All members of the Committee shall be, or promptly after appointment shall become, financially literate as determined by the Board. Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

f)	The Committee shall meet, at the discretion of the Chairperson or a majority of its member, as circumstances dictate or as may be required by applicable legal or listing requirement, and a majority of the members of the Committee shall constitute a quorum.

g)	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all powers and responsibilities so long as quorum remains in office.

h)	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. In the case of a tie the Chairperson shall have a second or tie-breaking vote.

i)	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

j)	The Committee may invite such other persons to its meetings as it deems appropriate.

k)	The Auditors will have direct access to the Committee on their own initiative.

Responsibilities

A. With respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

The Committee shall review PFN’s interim financial statements for approval of same prior to their being filed with the appropriate regulatory authorities. The Committee shall review PFN’s annual audited financial statements and report thereon tprior to their being filed with the appropriate regulatory authorities.

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgements of Management with Management and the Auditors and when the Committee deems it appropriate to do so.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review PFN’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B. With Respect to the Auditors

The Auditors are ultimately accountable to the Board of Directors. The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

The Committee shall review the performance of the Auditors.

The Committee shall annually recommend to the Board the appointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant. The Board will set the compensation for the Auditors.

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and PFN. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

PFN considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance.

The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C. Other Committee Responsibilities

The Committee shall perform any other activities consistent with the Charter and governing law, as the

Committee or the Board deems necessary or appropriate including:

a)	Establishing and reviewing PFN’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

b)	Establishing and reviewing PFN’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

c)	Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

d)	Making inquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.

SCHEDULE “B”

PACIFIC NORTH WEST CAPITAL CORP.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

WHISLEBLOWER POLICY

adopted by the Audit Committee on May 24, 2010

General

Pacific North West Capital Corp. (the “Company”) requires its directors, officers and employees to observe high standards of professionalism and ethical conduct in maintaining the financial records of the Company.  Pursuant to its Charter, the Audit Committee of the Board of Directors of the Company is responsible for reviewing (on a confidential basis if necessary) all complaints or submissions received from employees of the Company regarding accounting or auditing matters concerning the Company.  In order to carry out its responsibilities under its Charter, the Audit Committee has adopted this Whistleblower Policy (the “Policy”).

For the purposes of this Policy, all accounting or auditing matters which are the subject of a complaint or submission are referred to as an “Accounting Irregularity”.

No Retaliation

No officer or employee who in good faith reports an Accounting Irregularity shall suffer harassment, retaliation or adverse employment consequence.  An officer or employee who retaliation against someone who has reported an Accounting Irregularity in good faith is subject to discipline up to and including termination of employment.  This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Company rather than seeking resolution outside the Company.

Reporting Violations

It is the responsibility of all directors, officers and employees to report all suspected Accounting Irregularities in accordance with this Whistleblower Policy.  The Company maintains an open door policy and suggests that employees share their questions, concerns, suggestions or complaints with someone who can address them properly.  In most cases, an employee’s supervisor is in the best position to address an area of concern.  An employee’s supervisor may be more knowledgeable about the issue and will appreciate being brought into the process.  It is the supervisor’s responsibility to help you to solve the problem.

However, if you are not comfortable speaking with your supervisor or you are not satisfied with our supervisor’s response, you are encouraged to speak with anyone in management whom you are comfortable in approaching.  Supervisors and managers are required to report suspected Accounting Irregularities to the Chairperson of the Audit Committee.  The Audit Committee has specific and exclusive responsibility to investigate all reported violations. For suspected fraud or securities law violations, or when you are not satisfied or uncomfortable with following the Company’s open door policy, individuals should contact the Chairman of the Company or any member of the Company’s Audit Committee directly.  All complaints will be reported to the Audit Committee within five days of receipt.

Investigations of Complaints

The Company’s Audit Committee is responsible for investigating and resolving all reported complaints and allegations concerning Accounting Irregularities.  The Audit Committee may retain independent legal counsel, accountants and others to assist in its investigations.

Accounting and Auditing Matters

Pursuant to its Charter, the Audit Committee is responsible for addressing all reported concerns or complaints regarding corporate accounting practices, internal controls or auditing.  The President is required to immediately notify the Audit Committee of any complaint of which he or she is aware and to work with the Committee until the matter is resolved.

Acting in Good Faith

Anyone filing a complaint concerning a suspected Accounting Irregularity must be acting in good faith and have reasonable grounds for believing the information disclosed indicates an Accounting Irregularity.  Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Confidentiality

Complaints or submissions concerning a suspected Accounting Irregularity may be submitted on a confidential basis by the complainant or may be submitted anonymously.  All complaints or submissions will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

Handling of Reported Violations

The Chair of the Audit Committee will notify the sender and acknowledge receipt of the reported suspected Accounting Irregularity within five business days.  All reports will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation.

The Company shall retain records for complaints for a period of no less than seven years as a separate part of the records of the Audit Committee.

Privacy Violations

In addition to these rules regarding accounting, internal accounting controls and auditing matters, recent privacy legislation, the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”) and the Personal Information Protection Act (British Columbia) (“PIPA”), provide that any person who has reasonable grounds to believe that there has been a contravention of either of PIPEDA or PIPA may notify the relevant Privacy Commissioner.

An organization must not dismiss, suspend, discipline, harass or otherwise disadvantage an employee or deny an employee a benefit because the employee, acting in good faith and on the basis of reasonable belief, has disclosed to the Privacy Commissioner that the organization has contravened or is about to contravene either of PIPEDA or PIPA, Members of the public may lodge anonymous complaints to avoid the possibility of retaliation.

SCHEDULE “C”

PACIFIC NORTH WEST CAPITAL CORP.

2005 STOCK OPTION AND INCENTIVE PLAN

1.	Purposes of the Plan.

                The purposes of this Plan are to (i) attract and retain the best available personnel for positions of responsibility within Pacific North West Capital Corp. (the "Company"), (ii) provide incentives to Employees of the Company to work diligently to build value, (iii) provide Directors, Consultants, Advisors and other eligible persons who can help the Company with an opportunity to acquire a proprietary interest in the Company to encourage their continued provision of services to the Company and to provide such persons with incentives and rewards for superior performance more directly linked to the profitability of the Company's business and increases in shareholder value, and (iv) generally to promote the success of the Company's business and the interests of the Company and all of its stockholders, through the grant of equity based incentives.

                Incentive benefits granted hereunder may be Tax Qualified and Non-qualified Stock Options, stock awards, Restricted Shares, Stock Appreciation Rights, Performance Shares, Performance Units, a grant or sale of compensation related Restricted Shares or Deferred Shares, cash awards or other incentives determined by the board, as such terms are hereinafter defined.  The types of incentives granted shall be reflected in the terms of written agreements and the terms of the specific written agreements shall govern where there is conflict with the Plan, except where the terms contravene law or policy to which the Company is subject. All incentive agreements shall be interpreted by the terms of this Plan and are subject to its terms.  All grants of incentives, and the resultant securities, are subject to such restrictions as are imposed by applicable law and are subject to such other restrictions and approvals as are required by regulatory policy, including policy of Exchanges on which the Company is listed.

2.	Definitions.

As used herein, the following definitions shall apply:

2.1 "Board" shall mean the Board of Directors of the Company.

2.2 "Change of Control" means a change in ownership or control of the Company effected through any of the following transactions:

(a) the direct or indirect acquisition by any person or related group of persons (other than by the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the US Exchange Act) of securities possessing more than 50% of the total combined voting power, or of sufficient votes as to be able to control the election of directors, of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders, or other transaction, in each case which the Board does not recommend such shareholders to accept; or

(b) a change in the composition of the Board over a period of 12 consecutive months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (i) have been Board members continuously since the beginning of such period or (ii) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board; or

(c) a Corporate Transaction as defined below.

2.3 "Committee" shall mean the Committee constituting the Board in accordance with Section 4.1 of the Plan, if one is appointed.

2.4 "Common Stock" or "Common Shares" shall mean (i) shares of the common stock, no par value, of the Company described in the Company's Articles of Incorporation, as amended, and (ii) any security into which Common Shares may be converted by reason of any transaction or event of the type referred to in Section 12 of this Plan.

2.5 "Company" shall mean the above first defined Company and shall include any parent, affiliate or Subsidiary of the Company.

2.6 "Consultants" and "Advisors" shall include any third party retained or engaged by the Company to provide service to the Company, including any employee of such third party providing such services.

2.7 "Corporate Transaction" means any of the following shareholder-approved transactions to which the Company is a party:

(a) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

(b) the sale, transfer or other disposition of all or substantially all of the assets of the Company in complete liquidation or dissolution of the Company; or

(c) any reverse merger in which the Company is the surviving entity but in which securities possessing more than 50% of the total combined voting power, or an alternate percentage sufficient to elect the board, of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such merger.

2.8 "Date of Grant" means the date specified by the Board or the Committee on which a grant of Options, Stock Appreciation Rights, Performance Shares or Performance Units, a grant or sale of compensation related Restricted Shares or Deferred Shares, cash awards or other incentives shall become effective in accordance with the Board determination or the agreement.

2.9 "Deferral Period" means the period of time during which Deferred Shares are subject to deferral limitations under Section 9.3 of this Plan.

2.10 "Deferred Shares" means an award pursuant to Section 9 of this Plan of the right to receive Common Shares at the end of a specified Deferral Period.

2.11 "Director" shall mean a member of the Board.

2.12 "Effective Date" shall have the meaning ascribed thereto in Section 6.

2.13 "Employee" shall mean any person, including officers and directors, employed by the Company on a continuous, intermittent or part time basis. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company. For inclusiveness purposes, but not having legal effect as to obligations and liabilities, Employee in this Agreement may also encompass Consultants and Advisors where such is appropriate or where such is intended by the Board or by a particular grant hereunder.

2.14 "Exchange” shall mean such stock exchanges on which the Company is listed.

2.15 "Fair Market Value" shall mean, with respect to the date a given Option or other Incentive is granted or exercised, the value of the Common Stock determined by the Board in such manner as it may deem equitable for Plan purposes but, in the case of an Option, no less than is required by applicable laws or regulations; provided, however, that where there is a public market for the Common Stock, the fair Market Value per share for an Option shall be the ten (10) day average trading price of the Company’s Common Shares on the Exchange and as determined by the Board.

2.16 "Incentive Agreement" shall mean the written agreement between the Company and the Participant relating to Incentives granted under the Plan or other form of agreement which may be approved by the Board.

2.17 "Incentive Award" shall mean the award of one or more Incentives.

2.18 "Incentive Stock Option" shall mean an Option which is intended to qualify as an incentive stock option within the meaning of applicable tax or securities laws or policy or as determined by the Board.

2.19 "Incentives" shall mean those incentive benefits which may be granted from time to time under the terms of the Plan which include Incentive Stock Options, Non-qualified Stock Options, any other Options, stock awards, Restricted Shares, Performance Shares, Performance Units, cash awards and such other lawful or policy permitted incentives as the Board may determine.

2.20 "Management Objectives" means the definition by the Board or Committee of achievement or performance objectives for Participants as milestones for the earning, vesting, release or receipt of Performance Shares, Performance Units, Restricted Shares or other Incentives as determined by the Board.

2.21 "Non-qualified Stock Option" means an Option that is not intended to qualify as a Tax-Qualified Option.

2.22 "Option Price" means the purchase price payable upon the exercise of an Option.

2.23 "Option" means the right to purchase Common Shares from the Company upon the exercise of a Non-qualified Stock Option or a Tax Qualified Option granted pursuant to Section 7 of this Plan.

2.24 "Optioned Stock" shall mean the Common Stock subject to an Option.

2.25 "Option Term" shall have the meaning ascribed to it in Section 7.3.

2.26 "Optionee" shall mean an Employee, Director, Consultant, Advisor or other eligible Participant determined by the board who has been granted one or more Options.

2.27 "Parent" shall mean a "parent corporation" of the relevant company whether now or hereafter existing, as defined in relevant statutes.

2.28 "Participant" means a person who is selected by the Board or a Committee to receive benefits under this Plan.

2.29 "Performance Period" means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to Section 10 of this Plan within which the Management objectives relating thereto are to be achieved.

2.30 "Performance Share" means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to Section 10 of this Plan.

2.31 "Performance Unit" means a bookkeeping entry that records a unit equivalent to the Board selected monetary unit awarded pursuant to Section 10 of this Plan.

2.32 "Plan" shall mean this Stock Option and Incentive Plan, as amended from time to time in accordance with the terms hereof.

2.33 "Restricted Shares" means Common Shares granted or sold pursuant to section 8 of this Plan as to which neither the substantial risk of forfeiture nor the restrictions on transfer referred to in Section 8.9 hereof has expired.

2.34 "Share" shall mean a share of the Common Stock, as adjusted in accordance with Section 11 of the Plan.

2.35 "Subsidiary" shall mean a "subsidiary corporation" and also an “affiliate” whether now or hereafter existing, as defined in the relevant statues.

2.36 "Tax Date" shall mean the date an Optionee is required to pay the Company an amount with respect to tax withholding obligations in connection with the exercise of an option.

2.37 "Tax-Qualified Option" means an Option that is intended to qualify under particular provisions of relevant tax statutes or policies, including without limitation an Incentive Stock Option.

2.38 "Termination Date" shall have the meaning ascribed thereto in Section 6.

3.             Common Stock Subject to the Plan.

3.1 Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of shares which may be optioned and sold or otherwise awarded under the Plan is ten percent (10%) of the issued and outstanding capital of the Company, as such may be from time-to-time. Any Common Shares available for Incentive Awards at the end of any calendar year shall be carried over and shall be available for grants and awards in the subsequent calendar year. Any Common Shares allocated to Incentive Awards which have expired shall return to the authorized capital of the Plan. Any increments to the authorized capital of the Plan due to an increase in issued capital of the Company or by capital alteration shall be available for allocation immediately upon the change in the capital of the Company.

For the purposes of this Section 3.1:

(a) Upon payment of cash in lieu of exercise provided by any award granted under this Plan, or upon expiration or cancellation of any award granted under this Plan, any Common Shares that were covered by such award and not issued shall again be available for issuance hereunder.

(b) Common Shares covered by any award granted under this Plan shall be deemed to have been issued or transferred, and shall cease to be available for future issuance or transfer in respect of any other award granted hereunder, at the earlier of the time when they are actually issued or transferred or the time when dividends or dividend equivalents are paid thereon; provided, however, that Restricted Shares shall be deemed to have been issued or transferred at the earlier of the time when they cease to be subject to a substantial risk of forfeiture or the time when dividends are paid thereon.

(c) Performance Units that are granted under this Plan and are paid in Common Shares but are not earned by the Participant at the end of the Performance Period shall be available for future grants of Incentives hereunder.

4.             Administration of the Plan.

4.1 Procedure.

(a) The Board shall administer the Plan and is the body responsible for the Plan; provided, however, that the Board may appoint a Committee consisting solely of two (2) or more "Non-Employee Directors" to conduct day-to-day administration of the Plan on behalf of the Board and subject to the authority of the Board.

(b) Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause), appoint new members in substitution therefor, and fill vacancies however caused; provided, however, that at no time may any person serve on the Committee if that person's membership would cause the committee not to satisfy the requirements of applicable statute or policy

(c) A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing, shall be legitimate acts of the Committee.

(d) Any reference herein to the Board shall, where appropriate, encompass a Committee appointed to administer the Plan in accordance with this Section 4.

4.2 Power of the Board or the Committee

(a) Subject to the provisions of the Plan, the Board shall have the authority, in its discretion: (i) to grant Incentive Awards to Participants; (ii) to determine, upon review of relevant information and in accordance with Section 2.16 of the Plan, the Fair Market Value of the Common Stock; (iii) to determine the exercise price per share of Incentives to be granted; (iv) to determine the number of Common Shares to be represented by each Incentive Award; (v) to determine the Participants to whom, and the time or times at which Incentive Awards shall be granted; (vi) to determine Management Objectives; (vii) to interpret the Plan; (viii) to prescribe, amend and rescind rules and regulations relating to the Plan; (ix) to determine the terms and provisions of each Incentive Award granted (which need not be identical); (x) with the consent of the grantee thereof, to modify or amend Incentive Awards; (xi) to accelerate or defer (with the consent of the grantee) the exercise date of any Incentive Award; (xii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Incentive Award; (xiii) to accept or reject the election as to method of payment made by a grantee pursuant to Section 7.5 of the Plan; (xiv) to permit other Incentives to employ payment elections, such as net exercise, of Section 7.5; (xv) to create and implement new and innovative Incentives acceptable under law and policy and grant the same to eligible Participants and (xvi) to take all other acts and make all other determinations deemed necessary or advisable by the Board for the administration of the Plan.

(b) The Board or Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Company under this Plan.

4.3 Effect of Board or Committee Decisions. All acts, decisions and determinations and the interpretation and construction by the Board, or a Committee, of any provision of this Plan or any agreement, notification or document evidencing the grant of Incentives and any determination by the Board or a Committee pursuant to any provision of this Plan or any such agreement, notification or document, shall be final, binding and conclusive with respect to all grantees and any other holders or beneficiaries of any Incentive granted under the Plan. No member of the Board or a Committee shall be liable for any such action taken or determination made in good faith.

5.             Eligibility.

Consistent with the Plan's purposes, Incentives may be granted only to such Directors, Officers, Employees, Consultants, Advisors or other eligible Participant persons as determined by the Board. Subject to the terms of the Plan, a Participant may, if he is otherwise eligible, be granted more than one Incentive. However, unless specifically authorized by the Board and permitted by relevant statute and policy, including applicable Exchange policy, no person may receive aggregate Incentive grants exceeding five percent (5%) of the issued capital of the Company.

6.             Board Approval; Effective Date; Termination Date.

The Plan shall take effect on of August 24, 2005, (the "Effective Date"). The Plan shall terminate at 4:00PM of the next business day following August 24, 2015 (the "Termination Date"), accordingly no Incentive under this Plan may be granted after the Termination Date but the term of an Incentive agreement may extend beyond the Plan Termination Date in accordance with the terms of the agreement but that no agreement may provide for a period in excess of ten years.

7.             Stock Options.

The Board or the Committee may from time to time authorize grants to Participants of Options to purchase Common Shares upon such terms and conditions as the Board or the Committee may determine in accordance with the following provisions:

7.1 Options to be Granted; Terms.

(a) Options granted pursuant to this Section 7 may be Non-qualified Stock Options or Tax-Qualified Options, or combinations thereof, or any other Option permitted in law or policy and acceptable to the Board. The Board or the Committee shall determine the specific terms of Options.

(b) Each grant, unless specified in collateral agreement, shall specify the purpose and period or periods of employment, or engagement of the consulting or advisory or other services, of the Optionee by the Company or any Subsidiary that are necessary before the Options or installments thereof shall become exercisable. However, the grant of an incentive shall not confer any right to employment or continuing employment, which shall be specified by separate agreement.

(c) Any grant of an Option may provide for the payment to the Optionee of dividend equivalents or accretions thereon in cash or Common Shares on a current, deferred or contingent basis, or the Board or the Committee may provide that any dividend equivalents shall be credited against the Option Price.

7.2 Number of Shares Subject to Options. Each grant shall specify the number of Common Shares to which it pertains. Subject to aggregate limits imposed in this Plan, successive grants may be made to the same Optionee regardless of whether any Options previously granted to the Optionee remain unexercised.

7.3 Term of Option and Vesting. Subject to the further provisions of this Section 7, unless otherwise provided in the Option Agreement, the term (the "Option Term") of each Option shall be five (5) years from the Date of Grant. The Option Agreement may provide that Option Shares vest (are exercisable) in portions over time but if the Option Agreement does not specify vesting terms then the Option shall vest (be exercisable) in full commencing on the date of grant and for the full term of the Agreement.

7.4 Exercise Price. Each grant shall specify an Option Price per Common Share for the Common Shares to be issued pursuant to exercise of an Option, which shall be determined by the Board or the Committee. Unless otherwise determined by the Board for special circumstances and subject to law and policy, an Option exercise price shall be no less than one hundred percent (100%) of the Fair Market Value per share on the Date of Grant. An Option agreement may specify that Common Shares subject to an Option are exercisable at various prices in accordance with circumstances including time, achievement of Management Objective milestones, or other conditions but if the Option agreement does not specify price then the Option Price shall be the price of the Fair Market Value on the date of grant as determined by the Board.

7.5 Payment for Shares. The price of an exercised Option and any taxes attributable to the delivery of Common Stock under the Plan, or portion thereof, shall be paid as follows:

(a) Each grant shall specify the form of consideration to be paid in satisfaction of the Option Price and the manner of payment of such consideration, which may include (i) cash in the form of currency or cheque or other cash equivalent acceptable to the Company, (ii) nonforfeitable, unrestricted or restricted Common Shares, which are already owned by the Optionee and have an aggregate market referenced value (as determined by the Board but, as guidance, restricted shares offered in payment shall be discounted employing bank prime rate plus 4% for the period of restriction) at the time of exercise that is equal to the Option Price, (iii) any other legal consideration that the Board or the Committee may deem appropriate, including without limitation any form of consideration authorized pursuant to this Section 7 on such basis as the Board or the Committee may determine in accordance with this Plan, and (iv) any combination of the foregoing. The Board (or Committee) in its sole discretion may permit a so-called "cashless exercise" (“net exercise”) of the Options.

In the event of a cashless exercise of the Option the Company shall issue the Option holder the number of Shares determined as follows:

                                X = Y (A-B)/A

where:

                                X  = the number of Shares to be issued to the Optionholder.

                                Y = the number of Shares with respect to which the Option is being exercised.

                                A = the Market Price of the Common Stock prior to the Date of Exercise.

                                B = the Exercise Price.

(b) Any grant of an Option may provide that payment of the Option Price may be made in whole or in part in the form of Restricted Shares or other Common Shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board. Unless otherwise determined by the Board or the Committee on or after the Date of Grant, whenever any Option Price is paid in whole or in part by means of any of the forms of consideration specified in this Section 7.5(b), the Common Shares received by the Optionee upon the exercise of the Non-qualified Stock Option shall be subject to the same risks of forfeiture as those that applied to the consideration surrendered by the Optionee; provided, however, that such risks of forfeiture shall apply only to the same number of Common Shares received by the Optionee as applied to the forfeitable Common Shares surrendered by the Optionee.

(c) Any grant may allow for deferred payment of the Option Price through a sale and remittance procedure by which a Participant shall provide concurrent irrevocable written instructions to (i) a Company-designated brokerage firm to effect the immediate sale of the purchased Common Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Option Price payable for the purchased Common Shares, and (ii) the Company to deliver the certificates for the purchased Common Shares directly to such brokerage firm to complete the sale transaction.

(d) The Board or Committee shall determine acceptable methods for tendering Common Stock as payment upon exercise of an Option and may impose such limitations and prohibitions on the use of Common Stock to exercise an Option as it deems appropriate.

7.6 Rights as a Stockholder. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Common Shares, no right to vote or receive dividends (except, as to the latter, as otherwise permitted by this Plan or the agreement) or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or the right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 11 of the Plan.

7.7 Loans or Installment Payments; Bonuses.

(a) Subject to applicable law and policy (in particular the provisions of the Sarbannes-Oxley Act where the Company is subject to US jurisdiction), the Board or the Committee may, in its discretion, assist any Participant in the exercise of one or more awards under the plan, including the satisfaction of any federal, state, local and foreign income and employment tax obligations arising therefrom, by (i) authorizing the extension of a loan from the Company to such Participant; or (ii) permitting the participant to pay the exercise price or purchase price for the purchased shares in installments; or (iii) a guaranty by the Company of a loan obtained by the Optionee from a third party; or (iv) granting a cash bonus to the Participant to enable the Participant to pay federal, state, local and foreign income and employment tax obligations arising from an award.

(b) Any loan or installment method of payment (including the interest rate and terms of repayment) shall be upon such terms as the Board or the Committee specifies in the applicable Incentive Agreement or otherwise deems appropriate under the circumstances. Loans or installment payments may be authorized with or without security or collateral. However, the maximum credit available to the Participant may not exceed the exercise or purchase price of the acquired shares (less the par value of such shares) plus any federal, state and local income and employment tax liability incurred by the Participant in connection with the acquisition of such shares. The amount of any bonus shall be determined by the Board or the Committee in its sole discretion under the circumstances.

(c) The Board or the Committee may, in its absolute discretion, determine that one or more loans extended under this financial assistance program may be subject to forgiveness by the Company in whole or in part upon such terms and conditions as the Board or the Committee may deem appropriate; provided, however, that the Board or the Committee shall not forgive that portion of any loan owed to cover the par value of the Common Shares where they are par value shares.

7.8 Exercise of Option.

(a) Procedure for Exercise.

(i) Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Board, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan. Unless otherwise determined by the Board at the time of grant, an Option may be exercised in whole or in part. An Option may not be exercised for a fraction of a share.

(ii) An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Common Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Board, consist of any consideration and method of payment allowable under Section 7.5 of the Plan.

(iii) Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Common Shares as to which the Option is exercised.

(b) Termination of Status as an Employee. Unless otherwise provided in an Incentive Agreement or permitted by the Board, if an Employee's employment by the Company is terminated, except if such termination is voluntary or occurs due to retirement with the consent of the Board or due to death or disability, then the Option, to the extent not exercised, shall terminate on the date on which the Employee's employment by the Company is terminated. Unless otherwise provided in an Incentive Agreement or permitted by the Board, if an Employee's termination is voluntary or occurs due to retirement with the consent of the Board, then the Employee may after the date such Employee ceases to be an employee of the Company, exercise his Option at any time within three (3) months after the date he ceases to be an Employee of the Company, but only to the extent that he was entitled to exercise it on the date of such termination, that is only to the extent of vesting where the Option is subject to periodic vesting of granted portions of Options.

(c) Disability. Unless otherwise provided in the Incentive Agreement, notwithstanding the provisions of Section 7.8(b) above, in the event an Employee is unable to continue his employment with the Company as a result of his permanent and total disability (as certified by reasonable medical opinion acceptable to the Company), he may exercise his Option at any time within six (6) months from the date of termination, but only to the extent he was entitled to exercise it at the date of such termination.

(d) Death. Unless otherwise provided in the Incentive Agreement, if an Optionee dies during the term of the Option and is at the time of his death an Employee the Option may be exercised at any time within six (6) months following the date of death by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that an Optionee was entitled to exercise the Option on the date of death.

7.9 Option Reissuance. The Board or the Committee shall have the authority to effect, at any time and from time to time, with the consent of the affected Participant, the cancellation of any or all outstanding Options under this Section 7 and grant in substitution new Options under the Plan covering the same or a different number of Common Shares, subject to any Exchange approvals.

7.10 Incentive Agreement. Each grant shall be evidenced by an agreement, which shall be executed on behalf of the Company by any Director, officer or designated person thereof and delivered to and accepted by the Optionee and shall contain such terms and provisions as the Board or the Committee may determine consistent with this Plan.

8.             Restricted Shares.

Restricted Shares are shares of Common Stock which are sold or transferred by the Company to a Participant at a price which may be below their Fair Market Value, or for no payment, but subject to restrictions on their sale or other transfer by the Participant and subject to such other criteria, including performance of Management Objectives, as the Board may determine. The transfer of Restricted Shares and the transfer and sale of Restricted Shares shall be subject to the following terms and conditions:

8.1 Number of Shares. The number of Restricted Shares to be transferred or sold by the Company to a Participant shall be determined by the Board or Committee.

8.2 Sale Price. The Board shall determine the prices, if any, at which Restricted Shares shall be sold to a Participant, which may vary from time to time and among Participants, and which may be below the Fair Market Value of such shares of Common Stock on the date of sale.

8.3 Restrictions. All Restricted Shares transferred or sold hereunder shall be subject to such restrictions as the Board may determine, including, without limitation, any or all of the following:

(a) a prohibition against the sale, transfer, pledge or other encumbrance of the Restricted Shares, such prohibition to lapse at such time or times as the Board or the Committee shall determine (whether in annual or more frequent installments, at the time of the death, disability or retirement of the holder of such Restricted Shares, or otherwise);

(b) a requirement that the holder of Restricted Shares forfeit or resell back to the Company, at his cost, all or a part of such Restricted Shares in the event of termination of his employment during any period in which such Restricted Shares are subject to restrictions; and

(c) a prohibition against employment of the holder of such Restricted Shares by any competitor of the Company or a subsidiary of the Company, or against such holder's dissemination of any secret or confidential information belonging to the Company or a subsidiary of the Company.

8.4 Escrow. In order to enforce the restrictions imposed by the Board pursuant to Section 8.3 above, the Participant receiving Restricted Shares shall enter into an agreement with the Company setting forth the conditions of the grant. Restricted Shares shall be registered in the name of the Participant and deposited, together with a stock power endorsed in blank, with the Company.

8.5 End of Restrictions. Subject to Section 8.3, at the end of any time period during which the Restricted Shares are subject to forfeiture and restrictions on transfer, such Restricted Shares will be delivered, free of all restrictions except as imposed by generally applicable law, to the Participant or to the Participant's legal representative, beneficiary or heir.

8.6 Stockholder. Subject to the terms and conditions of the Plan, each Participant receiving Restricted Shares shall have all the rights of a stockholder with respect to such shares of stock during any period which such shares are subject to forfeiture and restrictions on transfer, including, without limitation, the right to vote such shares. Dividends paid in cash or property with respect to the Restricted Shares shall be paid to the Participant when the restriction on the Restricted Shares lapses and are deliverable to the Participant but dividends on Restricted Shares returned to the Company shall be forfeited to the Company.

8.7 Ownership of Restricted Shares. Each grant or sale shall constitute an immediate transfer of the ownership of the Restricted Shares to the Participant in consideration of the performance of services, entitling such Participant to dividend, voting and other ownership rights, subject to the "substantial risk of forfeiture" and restrictions on transfer referred to herein.

8.8 Additional Consideration. Each grant or sale may be made without additional consideration from the Participant.

8.9 Substantial Risk of Forfeiture.

(a) Each grant or sale shall provide that the Restricted Shares covered thereby shall be subject to a "substantial risk of forfeiture", as determined by the Board, for a period to be determined by the Board or the Committee on the Date of Grant.

(b) Each grant or sale shall provide that, during the period for which substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Board or the Committee on the Date or Grant. Such restrictions may include without limitation rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee.

8.10 Dividends. Any grant or sale may require that any or all dividends or other distributions paid on the Restricted Shares during the period of such restrictions be automatically sequestered and reinvested on an immediate or deferred basis in additional Common Shares, which may be subject to the same restrictions as the underlying award or such other restrictions as the Board of the Committee may determine.

8.11 Additional Grants. Successive grants or sales may be made to the same Participant regardless of whether any Restricted Shares previously granted or sold to a Participant remain restricted.

9.             Deferred Shares.

The Board or the Committee may authorize grants or sales of Deferred Shares to Participants upon such terms and conditions as the Board or the Committee may determine in accordance with the following provisions:

9.1 Performance Conditions. Each grant or sale shall constitute the agreement by the Company to issue or transfer Common Shares to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Board or the Committee may specify.

9.2 Additional Consideration. Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the participant that is less than the Fair Market Value per share on the Date of Grant.

9.3 Deferral Period. Each grant or sale shall provide that the Deferred Shares covered thereby shall be subject to a Deferral Period, which shall be fixed by the Board or the Committee on the Date of Grant.

9.4 Ownership of Shares. During the Deferral Period, the Participant shall not have any right to transfer any rights under the subject award, shall not have any rights of ownership in the Deferred Shares and shall not have any right to vote the Deferred Shares, but the Board or the Committee may on or after the Date of Grant authorize the payment of dividend equivalents on the Deferred Shares in cash or additional Common Shares on a current, deferred or contingent basis.

9.5 Additional Grants. Successive grants or sales may be made to the same Participant regardless of whether any Deferred Shares previously granted or sold to a Participant have vested.

9.6 Agreement. Each grant or sale shall be evidenced by an agreement, which shall be executed on behalf of the Company by any officer thereof and delivered to and accepted by the Participant and shall contain such terms and provisions as the Board or the Committee may determine consistent with this Plan.

10.          Performance Shares and Performance Units.

The Board or the Committee may authorize grants of Performance Shares and Performance Units, which shall become payable to the Participant upon the achievement of specified Management Objectives, upon such terms and conditions as the Board or the Committee may determine in accordance with the following provisions:

10.1 Number. Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which may be subject to adjustment to reflect changes in compensation or other factors.

10.2 Performance Period. The Performance Period with respect to each Performance Share or Performance Unit shall be determined by the Board or the Committee on the Date of Grant.

10.3 Management Objectives.

(a) Each grant shall specify the Management Objectives that are to be achieved by the Participant, which may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or the Subsidiary, division, department or function within the Company or Subsidiary in which the Participant is employed or with respect to which the participant provides consulting services.

(b) Each grant shall specify in respect of the specified Management Objectives a minimum acceptable level of achievement below which no payment will be made and shall set forth a formula for determining the amount of any payment to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified Management Objectives.

(c) The Board or the Committee may adjust Management Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Board or the Committee, events or transactions have occurred after the Date of Grant that are unrelated to the performance of the Participant and result in distortion of the Management Objectives or the related minimum acceptable level of achievement.

10.4 Payment.

(a) Each grant shall specify the time and manner of payment of Performance Shares or Performance Units that shall have been earned, and any grant may specify that any such amount may be paid by the Company in cash, Common Shares or any combination thereof and may either grant to the Participant or reserve to the Board or the Committee the right to elect among those alternatives.

(b) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Board or the Committee on the Date of Grant. Any grant of Performance Units may specify that the amount payable, on the number of Common Shares issued, with respect thereto may not exceed maximums specified by the Board or the Committee Shares on the Date of Grant.

10.5 Dividends. On or after the Date of Grant of Performance Shares, the Board or the Committee may provide for the payment to the Participant of dividend equivalents thereon in cash or additional Common Shares on a current, deferred or contingent basis.

10.6 Additional Grants. Successive grants may be made to the same Participant regardless of whether any Performance Shares or Performance Units granted to any Participant have vested.

10.7 Agreement. Each grant shall be evidenced by an agreement, which shall be executed on behalf of the Company by any officer thereof and delivered to the Participant and shall contain such terms and provisions as the Board or the Committee may determine consistent with this Plan.

11.          Adjustments Upon Changes in Capitalization or Merger.

                Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Option or Incentive Award, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options nor Incentive Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option or Incentive Award, as well as the price per share of Common Stock covered by each such outstanding Option or Incentive Award, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration."  Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.  Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof, shall be made with respect to the number or price of shares of Common Stock subject to an Option or Incentive Award.

                In the event of the proposed dissolution or liquidation of the Company, all Options and Incentive Awards will terminate immediately prior to the consummation of such proposed action unless otherwise provided by the Board.  The Board may, in the exercise of its sole discretion in such instances, declare that any Option or Incentive Award shall terminate as of a date fixed by the Board and give each holder the right to exercise at its sole discretion in such instances, declare that any Option or Incentive Award shall terminate as of a date fixed by the Board and give each holder the right to exercise his Option or Incentive Award as to all or any part thereof, including Shares as to which the Option or Incentive Award would not otherwise be exercisable.  In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Option or Incentive Award shall be assumed or an equivalent Option or Incentive Award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that the holder shall have the right to exercise the Option or Incentive Award as to all of the Shares, including Shares as to which the Option or Incentive Award would not otherwise be exercisable.  If the Board makes an Option or Incentive Award exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the holder that the Option or Incentive Award shall be fully exercisable for a period of sixty (60) days from the date of such notice (but not later than the expiration of the term of the Option or Incentive Award), and the Option or Incentive Award will terminate upon the expiration of such period.

12.          Transferability.

                Except to the extent otherwise expressly provided in an Incentive Award, the right to acquire Common Shares or other assets under the Plan may not be assigned, encumbered or otherwise transferred by a Participant and any attempt by a Participant to do so will be null and void.  However Option or Incentive Awards granted under this Plan may be transferred by a Participant by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.  Unless assigned in accordance with the terms of an award, options and other awards granted under this Plan may not be exercised during a Participant's lifetime except by the Participant or, in the event of the Participant's legal incapacity, by his guardian or legal representative acting in a fiduciary capacity on behalf of the Participant under applicable law and court supervision.

13.          Time of Granting Incentives.

                The Date of Grant of an Incentive Award shall, for all purposes, be the date on which the Board or Committee makes the determination granting such Incentive Award.  Notice of the determination shall be given to each Participant to whom an Incentive Award is so granted within a reasonable time after the date of such grant.

14.          Amendment and Termination of the Plan.

14.1 The Board may amend or terminate the Plan from time to time in such respects as the Board may deem advisable; provided, however, that the following revisions or amendments shall require approval of the holders of a majority of the outstanding Shares of the Company entitled to vote thereon, to the extent required by law, regulation or policy:

(a) Any increase in the number of Shares subject to the Plan, other than in connection with an adjustment under Section 11 of the Plan; or

(b) Any change in the designation of the persons eligible (or any change in the class of Employees eligible, in the case of Incentive Stock Options) to be granted Options or Incentive Awards involving Shares; or

(c) If required by Exchange policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

14.2 Notwithstanding the foregoing, stockholder approval under this Section 14 shall only be required at such time as law or the policies of an Exchange require shareholder approval of an amendment to the Plan.

14.3 Any amendment or termination of the Plan shall not affect Options already granted and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Board, which agreement must be in writing and signed by the Optionee and the Company.

14.4 Notwithstanding the foregoing, this Plan shall terminate upon the earlier of (i) the Termination Date or such earlier date as the Board shall determine, or (ii) the date on which all awards available for issuance in the last year of the Plan shall have been issued or canceled. Upon termination of the Plan, no further awards may be granted, but all grants outstanding on such date shall thereafter continue to have force and effect in accordance with the provisions of the agreements evidencing such grants.

15.          Withholding Taxes.

                The Company is authorized to withhold income taxes as required under applicable laws or regulations.  To the extent that the Company is required to withhold federal, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for the withholding are insufficient, it shall be a condition to the receipt of any such payment or the realization of any such benefit that the Participant or such other person make arrangements  satisfactory to the Company for payment of the balance of any taxes required to be withheld.  At the discretion of the Board or the Committee, any such arrangements may without limitation include relinquishment of a portion of any such payment or benefit or the surrender of outstanding Common Shares.  The  Company and any Participant or such other person may also make similar arrangements with respect to the payment of any taxes with respect to which withholding is not required.

16.          Corporate Transaction or Change of Control.

                The Board or the Committee shall have the right in its sole discretion to include with respect to any award granted to a Participant hereunder provisions accelerating the benefits of the award in the event of a Corporate Transaction or Change of Control, which acceleration rights may be granted in connection with an award pursuant to the agreement evidencing the same or at any time after an award has been granted to a Participant.

17.          Stock Appreciation Rights

                Any Option, Restricted Share or other Incentive Award may contain or may be structured to contain or be a stock appreciation rights agreement whereby the grantee may elect on the terms of the agreement to receive cash or Common Shares equal to the difference between the exercise price under the Incentive of the vested portion of the Incentive and the Fair Market Price of the Company’s Common Shares on the day notice of exercise is given by the Participant.

18.          Miscellaneous Provisions.

18.1 Plan Expense. Any expenses of administering this Plan shall be borne by the Company.

18.2 Construction of Plan. The place of administration of the Plan shall be the place of the head office of the Company or such other place as the Board may determine, and the validity, construction, interpretation, administration and effect of the Plan and of its rules and regulations, and rights relating to the Plan, shall be determined in accordance with the laws of such jurisdiction and as determined by the Board.

18.3 Other Compensation. The Board or the Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

18.4 Continuation of Employment or Services. This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary and shall not interfere in any way with any right that the Company or any Subsidiary would otherwise have to terminate any Participant's employment or other service at any time. Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting other or additional compensation arrangements for its employees.

18.5 Tax-Qualified Options. To the extent that any provision of this Plan would prevent any Option that was intended to qualify as a Tax-Qualified Option from so qualifying, any such provision shall be null and void with respect to any such Option; provided, however, that any such provision shall remain in effect with respect to other Options, and there shall be no further effect on any provision of this Plan.

18.6 Certain Terminations of Employment or Consulting Services, Hardship and Approved Leaves of Absence. Notwithstanding any other provision of this Plan to the contrary, in the event of termination of employment or consulting services by reason of death, disability, normal retirement, early retirement with the consent of the Company, termination of employment or consulting services to enter public or military service with the consent of the Company or leave of absence approved by the Company, or in the event of hardship or other special circumstances, of a Participant who holds an Option that is not immediately and fully exercisable, any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, any Performance Shares or Performance Units that have not been fully earned, or any Common Shares that are subject to any transfer restriction pursuant to Section 8 of this Plan, the Board or the Committee may take any action that it deems to be equitable under the circumstances or in the best interest of the Company, including without limitation waiving or modifying any limitation or requirement with respect to any award under this Plan.

18.7 Binding Effect. The provisions of the Plan shall inure to the benefit of, and be binding upon, the Company and its successors or assigns, and the Participants, their legal representatives, their heirs or legacees and their permitted assignees.

18.8 Incorporation in Incentive Agreements. The provisions of this Plan are incorporated in all Incentive Agreements of the Company whether such Agreement references this Plan or not and this Plan constitutes a constitutional document of the Company in the same manner and with the same public effect as the Articles or By-Laws of the Company. In the event of any conflict between the Plan and express terms of an agreement, the terms of the agreement shall prevail. However, this Plan shall be interpretive for all agreements and shall be used to reconcile any uncertainties, to provide for any lapses, deficiencies or absence of terms in an agreement and the Board or Committee shall be charged by the terms hereof to determine any issues.

18.9 Exchange Act Compliance. In the event that the Company is or becomes subject to US jurisdiction and with respect to persons subject to the Exchange Act or Securities Act, transactions under this Plan are intended to comply with all applicable conditions of such acts. To the extent any provisions of the Plan or of an Incentive Award or action by the Board or the Committee fails to so comply, they shall be deemed null and void, to the extent required by law and deemed advisable by the Board.

18.10 Conditions upon Issuance of Shares.

(a) Shares shall not be issued pursuant to the exercise of an Incentive Award unless the exercise of such Incentive Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, applicable securities acts and the rules and regulations promulgated thereunder, and the requirements of any Exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an Option or Incentive Award, the Company may require the person exercising such Option or Incentive Award to represent and warrant at the time of any such exercise that the Shares are being purchased or otherwise acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company such a representation is required by any of the aforementioned relevant provisions of law.

(c) Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Share hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18.11 Fractional Shares. The Company shall not be required to issue any fractional Common Shares pursuant to this Plan. The Board or the Committee may provide for the elimination of fractions or for the settlement thereof in cash.

18.12 Reservation of Shares. The Company will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

18.13 Indemnification. In addition to such other rights of indemnification as they may have as members of the Board, the members of the Board and of the Committee shall be indemnified by the Company against all costs and expenses reasonably incurred by them in connection with any action, suit or proceeding to which they or any of them may be party by reason of any action taken or failure to act under or in connection with the Plan or any Option or Incentive Award, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except a judgment based upon a finding of bad faith; provided that upon the institution of any such action, suit or proceeding a Board member or Committee member shall, in writing, give the Company notice thereof and an opportunity, at its own expense, to handle and defend the same before such Board member or Committee member undertakes to handle and defend it on his own behalf.

18.14 Gender. For purposes of this Plan, words used in the masculine gender shall include the feminine and neuter, and the singular shall include the plural and vice versa, as appropriate.

18.15 Use of Proceeds. Any cash proceeds received by the Company from the sale of Common Shares under the Plan shall be used for general corporate purposes.

18.16 Regulatory Approvals.

(a) The implementation of the Plan, the granting of any Incentive Awards under the Plan and the issuance of any Common Shares shall be subject to the Company's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the Incentive Awards granted under it and the Common Shares issued pursuant to it.

(b) No Common Shares or other assets shall be issued or delivered under this Plan unless and until there shall have been compliance with all applicable requirements of securities laws including, if US law shall apply, the filing and effectiveness of a Form S-8 registration statement (where a Participant is eligible) for the Common Shares issuable under the Plan, and all applicable listing requirements of any Exchange on which the Common Shares are then listed for trading.

SCHEDULE “D”

The “Comprehensive Valuation Report & Related Fairness Opinion – Pacific North West Capital Corp. & Next Gen Metals Inc.” dated July 22, 2011 and prepared by Evans & Evans, Inc.